EXHIBIT 28(a)

Schedule I

KEYPORT LIFE INSURANCE COMPANY

SUMMARY OF INVESTMENTS

(in thousands)

	December 31, 2000
			Balance
	Amortized		Sheet
Type of investment	Cost	Fair Value	Amount
Fixed maturities:
U.S. Treasury securities and obligations of U.S.
government corporations and agencies	$ 933,366	$ 945,784	$ 945,784
Foreign governments	102,180	102,547	102,547
Corporate and other securities	7,289,800	7,159,916	7,159,916
Mortgage backed securities	2,403,173	2,460,041	2,460,041
Total fixed maturities	10,728,519	10,668,288	10,668,288
Equity securities:
Common stocks:
Industrial, miscellaneous and all other	71,489	76,427	76,427
Mortgage loans on real estate	9,433	10,496	9,433
Policy loans	620,824	620,824	620,824
Other long term investments	783,043	808,495	783,043

Total investments	$12,213,308	$12,184,530	$12,158,015